July 25, 2019

Filed via EDGAR

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:           Franklin U.S. Government Money Fund (the “Registrant”)

File Nos. 002-55029 and 811-02605

Dear Ms. White:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on July 9, 2019 with regard to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission May 31, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  With respect to the third paragraph under the “Fund Summary – Principal Investment Strategies” section of the prospectus please move the disclosure to the “Principal Risks” section of the prospectus as the disclosure relates to the risks of investing in such securities.  In addition, please make corresponding revisions to the “Fund Details” section of the prospectus.

Response:  The disclosure has been revised as requested.

2.         Comment:  Under the second paragraph under the “Your Account – Buying Shares – Automatic Conversion of Class C Shares to Class A Shares After 10-Year Holding Period – Terms of the Conversion Feature” section of the prospectus, please revise the paragraph to reflect that the Fund does not have Class A1 shares and that the Fund’s Class A shares do not have a Rule 12b-1 fee.

Response:  The disclosure has been revised as requested.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven Gray

Steven Gray

Vice President and Co-Secretary

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